Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Fiscal Year Ended
(In thousands)	December 29, 2007	December 27, 2008	December 31, 2009	December 31, 2010	December 31, 2011

Earnings:

Net loss before income taxes	(25,346)	(29,646)	(19,178)	(16,819)	(22,304)

Add: Combined fixed charges	3,448	2,562	3,761	2,908	3,621

Less: Capitalized interest	-	-	-	-	-

Total earnings for computation of ratio	(21,898)	(27,084)	(15,417)	(13,911)	(18,683)

Fixed Charges:

Interest expense including capitalized interest	2,790	2,031	2,876	2,158	3,101

Estimated interest component of rent	658	531	885	750	520

Total fixed charges	3,448	2,562	3,761	2,908	3,621

Combined fixed charges and preference dividends:

Interest expense including capitalized interest	2,790	2,031	2,876	2,158	3,101

Estimated interest component of rent	658	531	885	750	520

Deemed dividend	-	-	-	-	9,900

Total combined fixed charges and preference dividends	3,448	2,562	3,761	2,908	13,521

Ratio of earnings to fixed charges (1)	-	-	-	-	-

Ratio of earnings to combined fixed charges and preference dividends (1)	-	-	-	-	-

(1)	Earnings for 2007, 2008, 2009, 2010, and 2011 were insufficient to cover fixed charges and preference dividends by $25.3 million, $29.6 million, $19.2 million, $16.8 million and $32.2 million, respectively. As of the date of this prospectus, we have no shares of preferred stock outstanding and, consequently, our ratio of earnings to combined fixed charges and preference dividends and ratio of earnings to fixed charges would be identical.